Exhibit 99.1

Origin Agritech Limited ReportsUnaudited Financial Results For Three Months

Ended June 30, 2016

--3Q16 Total Net Revenue Increases 12.1% YoY—

--3Q16 Non-GAAP Operating Loss Narrows YoY—

--Achieves Positive Operating Cash Flow in 3Q16--

BEIJING--/PRNewswire/--August11, 2016—OriginAgritech Limited (NASDAQ GS: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China, today announced its unaudited financial results for the third fiscal quarter ended June 30, 2016. Origin prepares its financial statements in accordance with United States generally accepted accounting principles (“GAAP”).

Mr. Shashank Aurora, Chief Financial Officer of Origin, commented, “The sum of recognized revenue and deferred revenue as of June 30, 2016 was RMB473.9 million, or US$71.5 million, an increase of 6.0% compared to RMB447.1 million for the same period one year ago, driven by ongoing development and strong interest in our corn seed products and biotechnologies. The majority of deferred revenue will be recognized in the fourth fiscal quarter of 2016. Excluding one-time items, we narrowed both our loss from operations and net loss compared to last quarter as well as to the prior year. In our Seed Production & Distribution segment, we managed our inventory downward in the quarter as we improved our forecasting capabilities and better aligned seed production with demand. This helped generate healthy cash flow from operations, freed up working capital and reduced our debt. We continue to optimize our cost structure based on the exciting market opportunities that lie ahead.”

Dr. William S. Niebur, Chief Executive Officer of Origin, commented, “We are making steady progress with our efforts to become a more globally focused seed and biotechnology company that bases its development in China and provides solutions to farmers around the world. We have recently added several important executive team members, including a new Chief Financial Officer and a new Chief Technology Officer who will drive the evolution of our current business model to enable expansion globally. Additionally, as a part of our strategic partnership approach, we announced a collaboration and commercial licensing agreement with a major multinational seed company in the third fiscal quarter to develop new GM crops for farmers in China. This agreement has great potential to modernize China’s agricultural system and enhance food security, both major priorities for the government. We have a healthy pipeline of new seed products and traits for future release and are committed to pursuing new domestic and international partnership opportunities to maximize revenue and profit growth in the years ahead.”

Key Financial Results

(in thousands RMB)	Q3 FY2016	Q3 FY2015	% of change

Segment net revenue:

Seed Production &Distribution	82,329	73,697	12%

Biotech &Product Development	278	-	100%

Segment total net revenues	82,607	73,697	12%

Financial Results for the Third Fiscal Quarter Ended June 30, 2016

Total net revenue for the third fiscal quarter of 2016 increased by 12.1% to RMB82.6 million (US$12.5 million) from RMB73.7 million in the prior year period. The increase in seed revenue was primarily driven by increased sales of corn seed hybrid Liyu-16and was also partially impacted by lower discard sales from the rice business. While the total planted corn acres in China are expected to decline by 10% in the calendar year of 2016, which may affect the Company’s full year volume and revenue, the Company has been able to maintain a consistent market share in the corn seed business in China.

Net revenue from the Seed Production and Distribution segment increased 11.7% to RMB82.3 million (US$12.4 million), compared to RMB73.7 million in the prior year period.

Net revenue from the Biotech and Product Development segment was RMB0.3 million in the third fiscal quarter of 2016, while there was no such segment recognized in the prior year period. The revenue from this segment represents fees for services from the Company’s collaborators.

Deferred revenues increased 4.8% to RMB391.3 million (US$59.0 million) as of June 30, 2016, compared with RMB373.4 million as of June 30, 2015. Deferred revenues mainly reflect the value of Origin's crop seeds after: a) sales arrangement is confirmed; b) delivery to the customer is made; and c) pre-payment from the customer is received, but before the final sales price is fixed and determined. The final sales price is primarily determined by sales incentives that are offered to the Company’s customers. It is expected that the majority of these deferred revenues will be recorded on the income statement during the fourth fiscal quarter of 2016.Final sales will be known when seed returns are completed in fourth fiscal quarter.

The sum of recognized revenue and deferred revenue as of June 30, 2016 was RMB473.9 million (US$71.5 million), an increase of 6.0% compared to RMB447.1 million for the same period in fiscal year 2015. The sum of recognized revenue for the first nine months ended June 30, 2016 and the deferred revenue as of June 30, 2016 was RMB485.3 million(US$73.2 million), an increase of 4.0% compared to RMB466.5 million for the same period in fiscal year 2015.

Total operating expenses in the third quarter of fiscal year 2016 were RMB28.9 million (US$4.4 million), up 54.5% from RMB18.7 million in the same quarter of fiscal year 2015. The increase was primarily due to the timing difference associated with the recognition of marketing expenses and a one-time stock compensation expense. Excluding certain one-time expenses, total operating expenses for the nine months in fiscal year 2016were RMB 74.8million, which is similar to the RMB 73.8 million amount for the first nine months in fiscal year 2015.

Loss from operations for the third quarter of fiscal year 2016 was RMB15.1 million (US$2.3 million) compare to RMB8.4 million in the same quarter of fiscal year 2015. Excluding the impact of one-time items, including stock-based compensation expense and Other Income, the operating loss decreased to RMB10.2 million from RMB13.4 million in the same quarter of fiscal year 2015.

Net loss attributable to the Company was RMB18.2 million (US$2.7 million), or net loss per diluted share of RMB0.8 (US$0.12) in the third quarter of fiscal year 2016, compared to a net loss of RMB11.9 million, or net loss per diluted share of RMB0.52 in the same quarter of fiscal year 2015. Excluding the impact of the aforementioned one-time items, the net loss attributable to the Company decreased to RMB13.3 million, or net loss per diluted share of RMB 0.58,from RMB16.9 million, or net loss per diluted share of RMB 0.74 in the same quarter of fiscal year 2015, respectively.

Balance Sheet

As of June 30, 2016, the Company had cash and cash equivalents of RMB25.9 million (US$3.9 million). Shareholders' equity attributable to the Company was RMB168.7 million (US$25.4 million).

Total borrowingwasRMB256.9 million (US$38.7 million), including short-term borrowings of RMB210.0 million (US$31.7 million) and long-term borrowing of RMB46.9million(US$7million), representing a decrease of RMB17.5 million compared to the same period last year. Short-term borrowing was mainly for working capital, while long-term borrowing was mainly used in relation to the corn seed production facilities in Xinjiang Origin and the Company's working capital. The decrease in debt was mostly due to the positive cash flow generated for fiscal year 2015, primarily in the fourth fiscal quarter as well as for the full 2015 fiscal year. The Company also generated positive operating cash flow in its third fiscal quarter in 2016.

Advances from customers were RMB47.3 million (US$7.1 million) as of June 30, 2016. These advances represent cash receipts for orders in the upcoming selling season.

Inventory decreased by RMB 90.6 million as of June 30, 2016 compared to the same period in the previous fiscalyear, mainly due to improved forecast demand efforts by management and from lower production.

Management Changes

The Board of Directors of Origin announced that Mr. Shashank Aurora, CPA, FCA, joined the Company as its new Chief Financial Officer. Mr. Aurora started his new position effective May16, 2016.

CONFERENCE CALL INFORMATION

The Company will host a teleconference on August 11, 2016, at 8:30 a.m. ET / 8:30 p.m. Beijing time to discuss the results. To participate in the call, please dial the following numbers approximately 5 minutes prior to the scheduled start time.

US Toll Free:	1-888-346-8982
International Toll:	1-412-902-4272
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945

A replay of the call will be available shortly after the conference call through August 18, 2015. The dial-in numbers for the replay are:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Replay Access Code:	10091059

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Non-GAAP Disclosure

We also present “non-GAAP financial measures” as defined by applicable U.S. securities regulations, which are more thoroughly explained and reconciled below to the most comparable measures reported under GAAP. You are reminded that the presentation of these non-GAAP financial measures should not be viewed in isolation or as a substitute for our financial results prepared in accordance with GAAP. We believe that both management and investors may benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. These non-GAAP financial measures have limitations, however, because they do not include all items of income and expenses that impact the Company’s operations. You are also reminded that these non-GAAP financial measures are not uniformly defined by all companies, including those in the agricultural biotech and seed production industry, and may not be comparable to similarly titled measures presented by other companies.

(in thousands RMB, except per sharedata)	Q3FY2015	Q3FY2016	% of change

Total operating expenses	18,731	28,950	54.5%
Non-GAAP operating expenses	23,505	23,807	1.3%
Loss from operations	8,418	15,137	79.8%
Non-GAAP operating loss	13,192	9,994	-24.2%
Net loss attributable to the Company	11,897	18,213	53.1%
Non-GAAP net loss attributable to the Company	16,671	13,070	-21.6%
EPS attributable to the Company– basic	(0.52)	(0.80)	53.8%
EPS attributable to the Company - diluted	(0.52)	(0.80)	53.8%
EPS attributable to the Company excluding one-time items– basic	(0.74)	(0.58)	-21.6%
EPS attributable to the Company excluding one-time items–diluted	(0.74)	(0.58)	-21.6%

We have presented the non-GAAP operating expenses, non-GAAP operating loss, non-GAAP net loss attributable to the Company and related EPS calculations to exclude a one-time expense for stock based compensation and the reversal of a tax liability that has expired. We believe that these non-GAAP financial presentations provide meaningful supplementary information about our performance by excluding certain expenses that may not be indicative of our operating performance. Management uses selected non-GAAP measures to gain better understanding of the Company’s comparative operating performance from period to period. Management believes that the non-GAAP information, when read in conjunction with the Company’s GAAP information provides useful information to investors by offering them the ability to make more meaningful period to period comparison of the Company’s operating results and allows them to better identify trends in the Company’s underlying business and performance

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Three Months ended June 30,
	2015	2016
	RMB	RMB	US$

Revenues	73,697	82,607	12,455
Cost of revenues	(63,384)	(68,794)	(10,372)
Gross profit	10,313	13,813	2,083
Operating expenses:
Selling and marketing	(6,771)	(8,330)	(1,256)
General and administrative	(9,748)	(14,087)	(2,124)
Research and development	(8,804)	(8,588)	(1,295)
Other operating income, net	6,592	2,055	310
Total operating expenses	(18,731)	(28,950)	(4,365)

Loss from operations	(8,418)	(15,137)	(2,282)

Interest expense	(4,695)	(3,460)	(522)
Interest income	93	83	13
Loss before income tax expense	(13,020)	(18,514)	(2,791)
Income tax expense
Current	(24)	(13)	(2)
Deferred	-	-	-
Income tax expense	(24)	(13)	(2)

Net loss	(13,044)	(18,527)	(2,793)
Less: Net loss attributable to the non-controlling interests	(1,147)	(314)	(47)

Net loss attributable to Origin Agritech Limited	(11,897)	(18,213)	(2,746)

Other comprehensive loss
Net loss	(13,044)	(18,527)	(2,793)
Foreign currency translation difference	329	(2,257)	(340)
Comprehensive loss	(12,715)	(20,784)	(3,133)
Less: Comprehensive loss attributable to non-controlling interests	(1,147)	(314)	(47)
Comprehensive loss attributable to Origin Agritech Limited	(11,568)	(20,470)	(3,086)

Net loss attributable to Origin Agritech Limited per share – basic	(0.52)	(0.80)	(0.12)
Net loss attributable to Origin Agritech Limited per share – diluted	(0.52)	(0.80)	(0.12)

Shares used in calculating basic and diluted net loss per share	22,738,541	22,853,541	22,853,541

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	6/30/2015	9/30/2015	6/30/2016	6/30/2016
	RMB	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	22,414	66,025	25,912	3,907
Restricted cash	-	-	20,280	3,058
Accounts receivable	6,590	2,051	2,124	320
Due from related parties	4,750	-	1,000	151
Advances to suppliers	14,865	10,484	8,612	1,298
Advances to growers	18,727	20,796	24,271	3,659
Inventories	595,577	439,562	504,877	76,123
Income tax recoverable	48	48	48	7
Other current assets	6,377	4,793	5,199	784
Total current assets	669,348	543,759	592,323	89,307
Restricted cash	20,000	20,280	-	-
Land use rights, net	30,061	31,722	30,600	4,614
Plant and equipment, net	325,353	324,905	312,982	47,190
Equity investments	18,721	18,721	18,721	2,823
Goodwill	11,973	11,973	11,973	1,805
Acquired intangible assets, net	36,266	31,390	27,923	4,210
Other assets	2,579	3,079	2,278	343
Total assets	1,114,301	985,829	996,800	150,292
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	210,000	220,000	210,000	31,663
Current portion of long-term borrowings	16,750	24,000	26,420	3,983
Accounts payable	10,817	4,389	6,985	1,053
Due to growers	8,829	17,337	6,623	999
Due to related parties	11,468	42,284	19,667	2,965
Advances from customers	128,083	264,547	47,280	7,129
Deferred revenues	373,383	11,248	391,311	59,000
Income tax payable	-	37	-	-
Other payables and accrued expenses	45,624	50,298	38,303	5,775
Total current liabilities	804,954	634,140	746,589	112,567
Long-term borrowings	47,679	40,972	20,500	3,091
Other long-term liability	18,201	19,939	16,953	2,556
Total liabilities	870,834	695,051	784,042	118,214
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-
Common stock (no par value; 60,000,000 shares authorized, 24,016,163, 24,091,163 and 24,151,163 shares issued as of June 30, 2015, September 30, 2015 and June 30, 2016, respectively; 22,738,541, 22,813,541 and 22,873,541 shares outstanding as of June 30, 2015, September 30, 2015 and June 30, 2016, respectively)	-	-
Additional paid-in capital	402,272	402,500	408,572	61,602
Accumulated deficit	(170,316)	(116,808)	(191,903)	(28,934)
Treasury stock at cost (1,277,622, 1,277,622 and 1,277,622 shares as of June 30, 2015, September 30, 2015 and June 30, 2016, respectively)	(37,445)	(37,445)	(37,445)	(5,646)
Accumulated other comprehensive loss	(4,199)	(7,053)	(10,552)	(1,590)
Total Origin Agritech Limited shareholders’ equity	190,312	241,194	168,672	25,432
Non-controlling interests	53,155	49,584	44,086	6,646
Total equity	243,467	290,778	212,758	32,078
Total liabilities and equity	1,114,301	985,829	996,800	150,292

UNAUDITED SEGMENT INFORMATION

Contributions of the major activities and profitability information of the Company’s reportable segments for the three months ended June 30, 2015and 2016 are as follows:

(In thousands)	Three Months ended June 30,
	2015	2016
	RMB	RMB	US$
Segment net revenues
Seed Production &Distribution	73,697	82,329	12,413
Biotech &Product Development	-	278	42
Segment total net revenues	73,697	82,607	12,455
Inter-segment sales eliminations	-	-	-
Reconciliation to consolidated revenues	73,697	82,607	12,455

Segment operating (income)loss
Seed Production &Distribution	(1,194)	2,726	411
Biotech &Product Development	5,814	6,346	957
Total segment operatingloss	4,620	9,072	1,368
Unallocated corporate operating expenses, net	3,798	6,065	914
Reconciliation to consolidated loss from operations	8,418	15,137	2,282

CONTACT:

Shashank Aurora

Chief Financial Officer

Shashank.aurora@originseed.com

Investor Relations

ir@originseed.com.cn

+86 10 5890-7506